Exhibit 4.6
                             COMPENSATION AGREEMENT

     This Compensation Agreement is dated as of March 4, 2003 among eMagin Corporation, a Delaware corporation (the "Company") and Bazerman & Drangel, P.C. ("Consultants").

     WHEREAS, the Company has requested the Consultants to provide the Company with legal services in connection with their business, and the Consultants have agreed to provide the Company with such legal services; and

     WHEREAS, the Company wishes to compensate the Consultants with shares of its common stock for such services rendered;

     NOW THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

     1. The Company will issue up to 150,000 shares of the Company's common stock, $.001 par value per share, for $80,000 worth of services to to such partners or employess of the Consultant as it shall designate. The shares to be issued shall represent services provided by the Consultant in respect to intellectual property matters. Services shall be compensated 100% by the shares of common stock for 6 months after the date of this agreement and then 50% covered by shares of common stock and 50% cash after the initial 6 months. However, services provided by the Consultant shall terminate upon the Consultant completing the full $80,000 worth of services. Out of pocket expenses such as filing fees and outside support firms are not covered by this S-8 stock issue and will be paid in Cash to the consultant after billings.

     The total number of shares to be issued will be $80,000 divided by the average of the five (5) prior days closing price of the Company's stock on the day that the Form S-8, under which these shares are being registered, goes effective with the Securities and Exchange Commission (the "Effective Date"). In the event that the number of shares to be issued is a fractional amount, the number of shares issued will be round up to the nearest whole share. The shares shall be issued to the Consultant three (3) day after the Effective Date.

     2. The above compensation shall be registered using a Form S-8. The Company shall file such Form S-8 with the Securities and Exchange Commission within 30 days of the execution of this agreement.

     IN WITNESS WHEREOF, this Compensation Agreement has been executed by the Parties as of the date first above written.

                                            EMAGIN CORPORATION
                                            /s/Gary Jones
                                            Chairman


                                            BAZERMAN & DRANGEL, P.C.

                                            /s/Jason M. Drangel
                                            Vice-President, Partner